UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

CAMTEK LTD.
(Name of Issuer)

Ordinary Shares, NIS 0.01 per share
(Title of Class of Securities)

M207 91105
(CUSIP Number)
Lior Aviram, Adv. Shibolet & Co. Museum Tower 4 Berkowitz St. 64238 Tel Aviv, Israel Tel: 972-3-777-8333 Fax: 972-3-777-8444	Todd E. Lenson, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 Tel: 212-715-9216 Fax: 212-715-8216
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. M207 91105	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Priortech Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,163,633 Ordinary Shares, NIS 0.01 par value per share

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,163,633 Ordinary Shares, NIS 0.01 par value per share

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,163,633 Ordinary Shares, NIS 0.01 par value per share

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.18%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. M207 91105	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
Rafi Amit

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,254 Ordinary Shares, NIS 0.01 par value per share

	8	SHARED VOTING POWER
9,163,633 Ordinary Shares, NIS 0.01 par value per share

	9	SOLE DISPOSITIVE POWER
14,254 Ordinary Shares, NIS 0.01 par value per share

	10	SHARED DISPOSITIVE POWER
9,163,633 Ordinary Shares, NIS 0.01 par value per share

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,177,887 Ordinary Shares, NIS 0.01 par value per share

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.21%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. M207 91105	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSONS
Yotam Stern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,871 Ordinary Shares, NIS 0.01 par value per share

	8	SHARED VOTING POWER
9,163,633 Ordinary Shares, NIS 0.01 par value per share

	9	SOLE DISPOSITIVE POWER
29,871 Ordinary Shares, NIS 0.01 par value per share

	10	SHARED DISPOSITIVE POWER
9,163,633 Ordinary Shares, NIS 0.01 par value per share

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,193,504 Ordinary Shares, NIS 0.01 par value per share

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. M207 91105	Page 5 of 6 Pages

Introduction

This Amendment No. 7 (this “Amendment”) relates to the Schedule 13D filed on August 19, 2002 (as amended and supplemented to date, the “Schedule 13D”) by the reporting persons relating to the ordinary shares, NIS 0.01 per share (the “Ordinary Shares”) of Camtek Ltd. (the “Issuer”), whose principal executive offices are located at Ramat Gavriel Ind. Zone, P.O.Box 544 Migdal Ha'emek 23150, Israel.

Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning herein as are ascribed to such terms in the Schedule 13D. Except as set forth in this Amendment, the information contained in the Schedule 13D has not been updated or amended.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented to add the following:

“On November 25, 2020 and November 26, 2020, Priortech purchased 165,406 and 34,191 Ordinary Shares of the Issuer, respectively. The aggregate amount of funds used by Priortech to purchase such Issuer Ordinary Shares was approximately $3,686,978. Such amount was derived from Priortech’s cash reserves as disclosed in its publicly available filings in the Tel Aviv Stock Exchange (TASE).”

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented to add the following:

“On November 23, 2020, the Issuer announced the closing of its previously announced underwritten public offering of 4,025,000 ordinary shares.  In the prospectus supplement for the offering, the Issuer disclosed that the total number of Ordinary Shares outstanding immediately after the offering would be 43,236,381 Ordinary Shares.  On November 25, 2020 and November 26, 2020, Priortech purchased 165,406 and 34,191 Ordinary Shares of the Issuer, respectively, which resulted in the holdings of Priortech in the Issuer to be equal to 21.18% of the issued and outstanding Issuer Ordinary Shares, as of November 26, 2020.  The purchases of Issuer Ordinary Shares by the Reporting Persons were for investment purposes.”

The Reporting Persons are filing this Amendment to reflect the decrease in the Reporting Persons' relative beneficial ownership of the Issuer Ordinary Shares, resulting from the increase in the total outstanding Issuer Ordinary Shares.”

Item 5.  Interest in Securities of the Issuer.

(a) – (c) is hereby restated in its entirety as follows:

“(a) and (b) As of the date hereof, Priortech beneficially owns 9,163,633 Issuer Ordinary Shares, representing approximately 21.18% of the issued and outstanding Issuer Ordinary Shares.  To the knowledge of Priortech, none of the directors or executive officers of Priortech beneficially own any Issuer Ordinary Shares, other than as described below.

As a result of a voting agreement among each of Messrs. Rafi Amit and Yotam Stern, each of these individuals may be deemed to beneficially own the 9,163,633 Issuer Ordinary Shares owned by Priortech and may be deemed to share the power to vote and dispose of all such Issuer Ordinary Shares.

As of the date hereof, Mr. Rafi Amit beneficially owns 9,177,887 Issuer Ordinary Shares, or approximately 21.21% of the outstanding Issuer Ordinary Shares.  Mr. Amit shares the power to vote and dispose of 9,163,633 Issuer Ordinary Shares owned by Priortech, and has the sole power to vote and dispose of 14,254Issuer Ordinary Shares.

As of the date hereof, Mr. Yotam Stern beneficially owns 9,193,504 Issuer Ordinary Shares, or approximately 21.25% of the outstanding Issuer Ordinary Shares.  Mr. Stern shares the power to vote and dispose of 9,163,633 Issuer Ordinary Shares owned by Priortech, and has the sole power to vote and dispose of 29,871 Issuer Ordinary Shares.

(c) On November 25, 2020 and November 26, 2020, Priortech purchased 165,406 and 34,191 Ordinary Shares of the Issuer, respectively, at a price per share of $18.505 and $18.313, respectivley. The Ordinary Shares were purchased in the open market.”

CUSIP No. M207 91105	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2021

Priortech Ltd.

By:	/s/ Dror Ozeri
Name: Dror Ozeri
Title: Chief Executive Officer

By:	/s/ Rafi Amit
Rafi Amit

By:	/s/ Dror Ozeri
Dror Ozeri